Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intercept Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333 184810, No. 333-188064, and No. 333-206247) and Form S-3 (No. 333-194974) of Intercept Pharmaceuticals, Inc. of our reports dated February 28, 2018, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Intercept Pharmaceuticals, Inc.

/s/ KPMG LLP

New York, New York
February 28, 2018